

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2023

Henry Nisser
President & General Counsel
Ault Alliance, Inc.
11411 Southern Highlands Pkwy #240
Las Vegas, NV 89141

> **Re: Ault Alliance, Inc.**
> **Schedule TO-I**
> **Filed March 31, 2023**
> **File No. 005-50273**

Dear Henry Nisser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed March 31,2023

General

1. Given that Common Stock may only be tendered in increments of 200 shares, please advise holders who wish to participate but hold less than 200 shares what actions they can take if they wish to participate in the Offer.

2. Given that if the Offer is fully subscribed, 80% of the Company's outstanding Stock as of March 28, 2023 will be purchased, please advise why the Offer is not the first step in a going-private transaction subject to Exchange Act Rule 13e-3. We note that Rule 13e-3(g)(2) does not appear to be applicable to this transaction given that the Series H Preferred Stock do not have any voting rights (except as required by law) or the right to any capital appreciation. Please note that Exchange Act Rule 13e-3 applies to a transaction that independently may not constitute a Rule 13e-3 transaction but is effected "as a part, or in furtherance, of" a series of transactions that, taken together, have a reasonable likelihood or purpose of producing the requisite effects. See

Question & Answer No. 4 of Exchange Act Release No. 34-17719 and In re William A. Wilkerson and The Phoenix Group of Florida, Inc., Exchange Act Release No. 34-48703. Furthermore, in the absence of an intent of producing or facilitating the production of any of the effects specified in Rule 13e-3(a)(3)(ii), we believe that the determination of whether the transaction is reasonably likely to produce any of the requisite effects must be based in part upon consideration of "past, current and planned" transactions. In light of the foregoing, please advise us why the Offer should not be deemed to constitute the first step in a series of transactions having a "going private effect" within the meaning of Rule 13e-3(a)(3)(ii).

Disclaimer Regarding Forward-Looking Statements, page 1

3.   We note the statement in the first sentence that the materials contain "forward-looking statements....that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934." The safe harbor provisions of the Private Securities Litigation Reform Act do not apply to statements made in connection with a tender offer. See Section 27A (b)(2)(c) of the Securities Act of 1933 and Section 21E(b)(2)(c) of the Securities Exchange Act of 1934. Please revise or delete the first sentence of this section accordingly. We also note the statement that "[w]e undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of these Offer Documents." Such statement is inconsistent with the Company's obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. See Exchange Act Rule 13e-4(c)(3), (d)(2) and (e)(3). Please revise such statement accordingly.

Expiration Date; Extensions; Amendments, page 17

4.   We note the following statement that the Company "expressly reserve[s] the right to delay acceptance of any shares of Common Stock, to extend the Offer, or to terminate the Offer and not accept the shares of Common Stock not previously tendered, in each case in our sole discretion." We also note statements throughout the Offer to Exchange that the Company may "terminate the Offer....for any...reason if we so elect." Please advise how the Company's ability to terminate the Offer in its sole discretion, unrelated to the triggering of a listed condition, does not render the Offer illusory under Section 14(e) of the Exchange Act. Alternatively, please revise to state that the Company may do so only upon the failure of one or more of the Offer conditions.

Conditions to the Completion of the Offer, page 23

5.   Refer to the condition listed in the fifth bullet point on page 23. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the Company. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The disclosure in this bullet point includes the term "threatened" in describing an action. With a view towards revised disclosure, please advise what is

meant by the term "threatened" and how it may be objectively determinable. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023).

6. Refer to the condition listed in the sixth bullet point on page 23, clauses (ii), (iv) and (vi) and our preceding comment. With a view towards disclosure, please advise what is meant by, and quantify if possible, "any significant adverse change in the price of securities generally in the United States or other major securities markets." In addition, given recent events, revise to clarify what is meant by "any suspension of payments with respect to banks in the United States." Specifically explain whether this condition is triggered by a suspension of payments by one or more than one (specify how many) banks in the United States. If this condition was triggered by recent events, please so indicate and revise to explain how the Company intends to proceed. Finally, please advise if clause (vi) has been triggered given the use of the phrase "indirectly involving the United States" and if so, how the Company intends to proceed.

Historical and Unaudited Pro Forma Financial Data, page 50

7. We note your Schedule TO incorporates by reference audited financial statements for the years ended December 31, 2021 and 2020 but does not include audited financial statements for the year ended December 31, 2022. The summarized financial information included in the Offer to Exchange covers the same periods. Please amend the Schedule TO to include audited financial statements for the year ended December 31, 2022. If such amendment will incorporate this financial information by reference instead of disclosing it directly in the Schedule TO, the disclosure materials disseminated to security holders must contain at least summarized financial information. Refer to Item 10 of Schedule TO, Item 1010 of Regulation M-A and telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" available on the Commission's website at https://www.sec.gov/interps/telephone/phonesupplement3.htm. Additionally, please ensure sufficient time remains following dissemination of the new disclosure materials for shareholders to evaluate the updated financial information. See Exchange Act Rule 13e-4(c)(3), (d)(2), (e)(3) and footnote 70 to Release No. 23421 (July 11, 1986).

Incorporation of Documents by Reference, page 54

8. We note that you attempt to incorporate by reference into the offer document all filings made subsequent to the date of the Offer to Exchange and before the expiration of the Offer. Schedule TO does not expressly authorize such "forward incorporation by reference." Rather, General Instruction F of Schedule TO specifies how you may incorporate by reference. Please revise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at (202) 551-7576 or Perry Hindin at (202) 551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions